UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

PENN VIRGINIA CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

70788V102

(CUSIP Number)

Tim Gray

2727 Allen Parkway, Suite 1850

Houston, Texas 77019

(713) 335-4700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Troy Harder

Bracewell LLP

711 Louisiana Street, Suite 2300

Houston, Texas 77002

January 15, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

CUSIP No. 70788V102	13D	Page 2 of 12 Pages

1.	Names of Reporting Persons: Juniper Capital II GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization: Delaware

Number of shares Beneficially owned By each reporting Person with:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 5,405,252(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,405,252
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 14.3%
14.	Type of Reporting Person (See Instructions): PN

1 The Reporting Person has dispositive power over 5,405,252 shares of Common Stock (as defined herein) that may be acquired upon the redemption or exchange of Common Units (as defined herein) together with 1/100th of a share of Series A Preferred Stock (as defined herein) on or after July 14, 2021, subject to certain conditions. 495,900 Common Units and 4,959 shares of Series A Preferred Stock were placed in escrow for indemnification claims. Subject to customary holdbacks for any pending indemnification claims, 50% of the remaining escrowed shares will be disbursed on July 14, 2021 and the remainder on January 15, 2022.

CUSIP No. 70788V102	13D	Page 3 of 12 Pages

1.	Names of Reporting Persons: Juniper Capital III GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization: Delaware

Number of shares Beneficially owned By each reporting Person with:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 17,142,857(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,142,857
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 45.3%
14.	Type of Reporting Person (See Instructions): PN

2 The Reporting Person has dispositive power over 17,142,857 shares of Common Stock (as defined herein) that may be acquired upon the redemption or exchange of Common Units (as defined herein) together with 1/100th of a share of Series A Preferred Stock (as defined herein) on or after July 14, 2021, subject to certain conditions.

CUSIP No. 70788V102	13D	Page 4 of 12 Pages

1.	Names of Reporting Persons: Juniper Capital Advisors, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization: Delaware

Number of shares Beneficially owned By each reporting Person with:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 22,548,109(3)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 22,548,109
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 59.6%
14.	Type of Reporting Person (See Instructions): PN; IA

3 The Reporting Person has voting power over 22,548,109 shares of Common Stock (as defined herein) that may be acquired upon the redemption or exchange of Common Units (as defined herein) together with 1/100th of a share of Series A Preferred Stock (as defined herein) on or after July 14, 2021, subject to certain conditions. The Reporting Person currently has voting power over 225,481.09 shares Series A Preferred Stock (as defined herein). Each 1/100th of a share of Series A Preferred Stock entitles the holder thereof to one vote on all matters submitted to a vote of the holders of Common Stock (subject to adjustment in the event of stock splits, stock dividends, combination of shares and similar recapitalization transactions).

CUSIP No. 70788V102	13D	Page 5 of 12 Pages

1.	Names of Reporting Persons: Edward Geiser
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization: United States

Number of shares Beneficially owned By each reporting Person with:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 22,548,109(4)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 22,548,109(4)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 22,548,109
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 59.6%
14.	Type of Reporting Person (See Instructions): IN

4 The Reporting Person has voting and dispositive power over 22,548,109 shares of Common Stock (as defined herein) that may be acquired upon the redemption or exchange of Common Units (as defined herein) together with 1/100th of a share of Series A Preferred Stock (as defined herein) on or after July 14, 2021, subject to certain conditions. The Reporting Person currently has voting power over 225,481.09 shares Series A Preferred Stock (as defined herein). Each 1/100th of a share of Series A Preferred Stock entitles the holder thereof to one vote on all matters submitted to a vote of the holders of Common Stock (subject to adjustment in the event of stock splits, stock dividends, combination of shares and similar recapitalization transactions).

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Penn Virginia Corporation (the “Issuer”), a Virginia corporation. The address of the Issuer’s principal executive office is 16285 Park Ten Place, Suite 500, Houston, Texas 77084.

Item 2.	Identity and Background.

This Schedule 13D is filed by Juniper Capital II GP, L.P. (“Fund II GP”), a Delaware limited partnership, Juniper Capital III GP, L.P. (“Fund III GP”), a Delaware limited partnership, Juniper Capital Advisors, L.P. (“Advisors”), a Delaware limited partnership, and Edward Geiser, an individual resident of the State of Texas and citizen of the United States (collectively, the “Reporting Persons”).

Fund II GP has dispositive power over shares of Common Stock through its general partner interest in Juniper Capital II, L.P. (“Fund II”), a Delaware limited partnership and investment fund that was formed on September 22, 2014. Fund II holds Common Units (as defined below) and shares of Series A Preferred Stock (as defined below), which together are redeemable or exchangeable for shares of Common Stock, through its controlled and majority owned subsidiary, Rocky Creek Resources LLC (“Rocky Creek”), a Delaware limited liability company. Fund II’s agreement of limited partnership dictates that the disposition of a material interest held by Fund II, such as the investment in the Issuer, must be approved by two of the three members of the Investment Committee of Fund II GP, one of whom must be Edward Geiser. The day to day operations of Fund II are managed by Advisors, pursuant to a management agreement.

Fund III GP has investment power over shares of Common Stock through its general partner interests in Juniper Capital III, L.P. (“Fund III”), a Delaware limited partnership and investment fund that was formed on September 14, 2017, and Juniper Phoenix Partners, L.P. (“Phoenix”), a Delaware limited partnership and investment fund that was formed on June 3, 2020. Fund III and Phoenix hold Common Units and shares of Series A Preferred Stock, which together are redeemable or exchangeable for shares of Common Stock, through their wholly-owned subsidiary, JSTX Holdings, LLC (“JSTX”), a Delaware limited liability company. Fund III’s agreement of limited partnership dictates that the disposition of a material interest held by Fund III, such as the investment in the Issuer, must be approved by two of the three members of the Investment Committee of Fund III GP, one of whom must be Edward Geiser. Phoenix does not have a separate investment committee, and it is bound by any and all decisions made by the Fund III GP Investment Committee on behalf of Fund III. The day to day operations of Fund III and Phoenix are managed by Advisors pursuant to separate management agreements.

Advisors, through separate management agreements, has the authority to direct voting of shares of Common Stock that may be acquired upon redemption or exchange of Common Units and shares of Series A Preferred Stock beneficially owned by Fund II, Fund III and Phoenix. Advisors currently has voting authority with respect to shares of the Issuer’s Series A Preferred Stock, par value $0.01 per share (“Series A Preferred Stock”), beneficially owned by Fund II (through its controlled and majority owned subsidiary Rocky Creek) and each of Fund III and Phoenix (through their wholly-owned subsidiary JSTX). Each 1/100th of a share of Series A Preferred Stock entitles the holder thereof to one vote on all matters submitted to a vote of the holders of Common Stock. Advisors was formed on July 24, 2014, is a registered investment advisor under the Investment Advisers Act of 1940, as amended, and is principally engaged in the business of advising private funds and separate accounts that invest in securities for which it or its subsidiary serves as, direct or indirect, investment manager, including Fund II, Fund III and Phoenix. Advisors is controlled by its general partner, Juniper Capital Advisors GP, LLC. Edward Geiser is the sole member of Juniper Capital Advisors GP, LLC.

We refer to Advisors, Fund II, Fund III, Phoenix, Fund II GP and Fund III GP as the “Juniper Parties.”

The principal address of the Juniper Parties is 2727 Allen Parkway, Suite 1850, Houston, Texas 77019.  Additional information called for by this item with respect to Edward Geiser and the current members of the Investment Committees of Fund II GP and Fund III GP is contained in Schedule A attached hereto and is incorporated herein by reference.

During the last five years, none of the Reporting Persons or any of the members of the Investment Committees of Fund II GP or Fund III GP have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On January 15, 2021 (the “Closing Date”), pursuant to a Contribution Agreement (the “Contribution Agreement”), dated November 2, 2020, among JSTX, the Issuer and PV Energy Holdings, L.P. (the “Partnership”), a newly formed Delaware limited partnership and subsidiary of the Issuer, (i) the Issuer contributed to the Partnership, as a capital contribution, all of its equity interests in the holding company owning the majority of its assets, in exchange for a number of newly issued common units representing limited partner interests of the Partnership (the “Common Units”) equal to the number of shares of Common Stock outstanding as of the Closing Date and (ii) JSTX contributed to the Partnership, as a capital contribution, $150,000,000 in exchange for 17,142,857 newly issued Common Units and purchased 171,428.57 shares of Series A Preferred Stock from the Issuer at a price equal to the par value of the shares acquired. The funds used by JSTX to make the capital contribution and purchase of Series A Preferred Stock were from the investment capital of Fund III and Phoenix.

On the Closing Date, pursuant to a Contribution Agreement (the “Asset Agreement”), dated November 2, 2020, among Rocky Creek, the Issuer and the Partnership, Rocky Creek contributed certain oil and gas leasehold and other real and personal property interests to the Partnership, and the Partnership assumed certain liabilities from Rocky Creek, for total consideration of $41,836,649.91, which reflects certain post-closing adjustments and is comprised of 5,405,252 Common Units at a price per unit of $7.74, subject to further adjustment as set forth in Item 4(a) below. In addition, Rocky Creek purchased 54,052.52 shares of Series A Preferred Stock from the Issuer at a price equal to the par value of the shares acquired. The assets contributed in exchange for Common Units were acquired by Rocky Creek from third parties, and the funds used to purchase the Series A Preferred Stock were from available cash at Rocky Creek. 495,900 Common Units and 4,959 shares of Series A Preferred Stock were placed in escrow for indemnification claims. Subject to customary holdbacks for any pending indemnification claims, 50% of the remaining escrowed shares will be disbursed on July 14, 2021 and the remainder on January 15, 2022.

Pursuant to the Articles of Amendment, filed by the Issuer with the State Corporation Commission of the Commonwealth of Virginia on the Closing Date, establishing the Series A Preferred Stock and containing the powers, designations, preferences and rights of the Series A Preferred Stock (the “Certificate of Designation”) and the Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of the Closing Date (the “Partnership Agreement”), beginning 180 days after the Closing Date (July 14, 2021), JSTX and Rocky Creek will have the right to redeem or exchange each Common Unit, together with 1/100th of a share of Series A Preferred Stock, for one share of Common Stock or, at the Partnership’s election, cash. The Series A Preferred Stock represents a non-economic voting interest in the Issuer and each 1/100th of a share of Series A Preferred Stock entitles the holder thereof to one vote on all matters submitted to a vote of the holders of Common Stock.

On the Closing Date, the Issuer, JSTX and Rocky Creek entered into an Investor and Registration Rights Agreement (the “Investor and Registration Rights Agreement”), setting forth certain rights and obligations described more fully below.

Item 4.	Purpose of Transaction.

The response to Item 3 above is incorporated herein by reference. The Juniper Parties acquired the Common Units and shares of Series A Preferred Stock, which are redeemable or exchangeable for shares of the Issuer’s common stock, for investment purposes.

(a) Pursuant to the Asset Agreement, the number of Common Units and shares of Series A Preferred Stock to be issued to Rocky Creek and the related value ascribed to the assets contributed by Rocky Creek are subject to certain customary Closing Date and post-closing adjustments set forth in the Asset Agreement, provided that the consideration owed pursuant to any increase in valuation of such assets in excess of 10% of the purchase price shall be deliverable in cash, and no more than an additional 495,900 Common Units, together with an additional 4,959 shares of Series A Preferred Stock, shall be issued pursuant to such adjustments. On the Closing Date, an additional 446,252 Common Units and 4,462.52 shares of Series A Preferred Stock were issued to Rocky Creek pursuant to the Closing Date adjustment. The further adjustment post-closing may result in Rocky Creek surrendering Common Units and Series A Preferred Stock or receiving additional Common Units and Series A Preferred Stock; provided, that Rocky Creek would not be entitled to receive more than an additional 49,648 Common Units and 496.48 Series A Preferred Stock in connection with such post-closing adjustment.

(b) – (c) See Item 3 above.

(d) Pursuant to the Investor and Registration Rights Agreement, so long as the Juniper Parties continuously own a threshold amount of the Total Shares (as defined below), the Juniper Parties will have certain director designation rights, and the board of directors of the Issuer will be composed of directors, as specified below:

•	at least 50% of the Total Shares (i) up to five directors (who may all be affiliates or employees of the Juniper Parties (“Investor Affiliated Directors”)) designated by the Juniper Parties, (ii) three independent directors that are not affiliated with the Juniper Parties (“Non-Affiliated Directors”) and (iii) the Chief Executive Officer of the Issuer (“CEO”);
•	at least 40%, but less than 50%, of the Total Shares (i) up to four directors (who may all be Investor Affiliated Directors) designated by the Juniper Parties, (ii) three Non-Affiliated Directors, (iii) the CEO and (iv) one Non-Affiliated Director as recommended by the Nominating & Governance Committee (the “Governance Committee”);
•	at least 30%, but less than 40%, of the Total Shares (i) up to three directors (who may all be Investor Affiliated Directors) designated by the Juniper Parties, (ii) three Non-Affiliated Directors and (iii) the CEO;
•	at least 20%, but less than 30%, of the Total Shares (i) up to two directors (who may all be Investor Affiliated Directors) designated by the Juniper Parties, (ii) three Non-Affiliated Directors and (iii) the CEO; and
•	at least 10%, but less than 20%, of the Total Shares (i) up to one director designated by the Juniper Parties (who may be an Investor Affiliated Director), (ii) three Non-Affiliated Directors and (iii) the CEO.

“Total Shares” means (i) the number of shares of the Issuer’s common stock issuable upon redemption or exchange of Common Units and shares of Series A Preferred Stock pursuant to the Partnership Agreement plus (ii) the number of shares of Common Stock then-outstanding.

Subject to compliance with applicable law and stock exchange rules, (i) if the Juniper Parties own at least 50% of the Total Shares, the Governance Committee will include at least one Non-Affiliated Director and (ii) if the Juniper Parties own less than 50%, the Governance Committee will include at least one Investor Affiliated Director and one Non-Affiliated Director (who shall not be the director referred to in clause (iv) of the second bullet above).

The Juniper Parties have agreed to vote in favor of the nominees proposed by the Governance Committee at the Issuer’s 2021 annual meeting of stockholders.

(e) – (j) None.

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Investor and Registration Rights Agreement, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions, including pursuant to registered transactions pursuant to the Investor and Registration Rights Agreement. In addition, the Reporting Persons and their designees to the Board may engage in discussions with management, the Board, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board. There can be no assurance, however, that any Reporting Person will propose such a transaction or that any such transaction would be successfully implemented.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a)	The aggregate percentage of shares of Common Stock reported beneficially owned by the Reporting Persons is based upon 37,816,795 shares of Common Stock issued and outstanding on the Closing Date, as reported on the Issuer’s Current Report on Form 8-K filed on January 21, 2021. As of the close of business on July 14, 2021, which is 180 days after the Closing Date, the Common Units beneficially owned by the Reporting Persons will be redeemable for shares of Common Stock on a one-to-one basis, representing the following percentages of the shares of Common Stock outstanding:

Name of Reporting Person	Number of Shares Beneficially Owned	Percentage Ownership in the Issuer
Fund II GP(1)(2)	5,405,252	14.3%
Fund III GP(1)	17,142,857	45.3%
Advisors(1)(2)	22,548,109	59.6%
Edward Geiser(1)(2)	22,548,109	59.6%

(1)	Pursuant to separate management agreements, Advisors has voting power over the aggregate 22,548,109 shares of Common Stock beneficially owned by Fund II GP and Fund III GP. Advisors currently has voting power over the 225,481.09 shares of Series A Preferred Stock beneficially owned by Fund II, Fund III and Phoenix. Each 1/100th of a share of Series A Preferred Stock entitles the holder thereof to one vote on all matters submitted to a vote of the holders of Common Stock. Edward Geiser is the sole member of the general partner of Advisors.
(2)	An additional 49,648 shares of Common Stock may become beneficially owned by the Fund II pursuant to customary purchase price adjustments under the Asset Agreement, as described in Item 4(a).

(b)	The following indicates the number of shares of Common Stock as to which each of the Reporting Persons will have, as of the close of business on July 14, 2021:

(i)	Sole power to vote or to direct the vote;

(ii)	Shared power to vote or to direct the vote;
(iii)	Sole power to dispose or to direct the disposition; or
(iv)	Shared power to dispose or to direct the disposition.

Name of Reporting Person	Sole Power to Vote or to Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
Fund II(1)	0	0	0	5,405,252
Fund III	0	0	0	17,142,857
Advisors(2)	0	22,548,109	0	0
Edward Geiser(2)	0	22,548,109	0	22,548,109

(1)	An additional 49,648 shares of Common Stock may become beneficially owned by the Fund II pursuant to customary purchase price adjustments under the Asset Agreement, as described in Item 4(a).

(2)	Advisors currently has voting power over the 225,481.09 shares of Series A Preferred Stock beneficially owned by Fund II, Fund III and Phoenix. Each 1/100th of a share of Series A Preferred Stock entitles the holder thereof to one vote on all matters submitted to a vote of the holders of Common Stock. Edward Geiser is the sole member of the general partner of Advisors.

(c)	The responses to Items 2 and 3 above are incorporated herein by reference for a description of any transactions in the class of securities reported on that were effected during the past 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth or incorporated in Items 2, 3 and Item 4 is hereby incorporated herein by reference.

PV Energy Holdings, L.P. Agreement of Limited Partnership

On the Closing Date, the Issuer, JSTX and Rocky Creek, as limited partners, and PV Energy Holdings GP LLC, as the sole general partner, entered into the Partnership Agreement. Pursuant to the Partnership Agreement, the Common Units represent economic limited partner interests in the Partnership and, beginning 180 days after the Closing Date, the holders will have the right to redeem or exchange each Common Unit (together with 1/100th of a share of Series A Preferred Stock) for one share of Common Stock or, at the Partnership’s election, cash.

Series A Certificate of Designation

JSTX and Rocky Creek are the only holders of the outstanding shares of the Issuer’s Series A Preferred Stock. The Certificate of Designation provides that the Series A Preferred Stock constitutes a non-economic voting interest in the Issuer and each 1/100th of a share of Series A Preferred Stock entitles the holder thereof to one vote on all matters submitted to a vote of the holders of Common Stock (subject to adjustment in the event of stock splits, stock dividends, combination of shares and similar recapitalization transactions).

Investor and Registration Rights Agreement

On the Closing Date, the Issuer, JSTX and Rocky Creek entered into the Investor and Registration Rights Agreement, pursuant to which JSTX and Rocky Creek (i) have certain registration rights with respect to the Common Stock issued or issuable upon redemption or exchange of Common Units pursuant to the Partnership Agreement (the “Registrable Securities”) and (ii) are entitled to certain rights and subject to certain obligations with respect to the governance of the Issuer, including rights to designate a number of members of the board of directors of the Issuer based on their beneficial ownership of Common Stock (or Common Units and shares of Series A Preferred Stock redeemable or exchangeable therefor).

Under the Investor and Registration Rights Agreement, the Issuer is required to, within 60 calendar days after the Closing Date, file a registration statement registering the resale of the Registrable Securities (which may not become effective prior to 180 days following the Closing Date), and at any time after such registration statement becomes effective, to conduct certain underwritten offerings upon the request of holders of Registrable Securities. The Investor and Registration Rights Agreement also provides, among other things, holders of Registrable Securities with certain customary piggyback rights.

On the Closing Date, the board of directors of the Issuer was increased from four members to nine members, and the Juniper Parties designated the following five new members: Mr. Edward Geiser (to serve as the new Chairman), and Messrs. Kevin Cumming, Joshua Schmidt, Temitope Ogunyomi and Tim Gray, all of whom are employees or affiliates of the Juniper Parties, to serve as the five initial director designees. The Investor and Registration Rights Agreement provides that the Juniper Parties will have certain director designation rights at various ownership thresholds as set forth in Item 4(d) above.

Item 7.	Material to be filed as Exhibits

Exhibit Number	Description of Exhibits

1	Joint Filing Agreement, dated January 25, 2021

2	Contribution Agreement, dated as of November 2, 2020, by and among the Penn Virginia Corporation, PV Energy Holdings, L.P. and JSTX Holdings, LLC (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on November 5, 2020)

3	Contribution Agreement, dated as of November 2, 2020, by and among Penn Virginia Corporation, PV Energy Holdings, L.P. and Rocky Creek Resources, LLC (incorporated by reference to Exhibit 2.2 to the Issuer’s Current Report on Form 8-K filed on November 5, 2020)

4	Amended and Restated Agreement of Limited Partnership of PV Energy Holdings, L.P., dated as of January 15, 2021 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on January 21, 2021)

5	Articles of Amendment of the Second Amended and Restated Articles of Incorporation of Penn Virginia Corporation (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on January 21, 2021)

6	Investor and Registration Rights Agreement, dated as of January 15, 2021, by and among Penn Virginia Corporation and the investors party thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on January 21, 2021)

[The signature page follows.]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2021

Juniper Capital II GP, L.P.

By:	/s/ Edward Geiser
Name:	Edward Geiser
Title:	Authorized Person

Juniper Capital III GP, L.P.

By:	/s/ Edward Geiser
Name:	Edward Geiser
Title:	Authorized Person

Juniper Capital Advisors, L.P.

By:	/s/ Edward Geiser
Name:	Edward Geiser
Title:	Executive Managing Director

/s/ Edward Geiser
Edward Geiser

Schedule A

Pursuant to Instruction C to Schedule 13D, the below information relates to the current members of the Investment Committees of each of Juniper Capital II GP, L.P. (“Fund II GP”) and Juniper Capital III GP, L.P. (“Fund III GP”).  Each of the individuals listed below is a citizen of the United States. Additionally, unless otherwise indicated, none of the below individuals share voting or dispositive power over any shares of Common Stock of Penn Virginia Corporation, except in their capacity as an Investment Committee member or, in the case of Edward Geiser, as described in this Schedule 13D.

The members of the Investment Committees of each of Fund II GP and Fund III GP are as follows:

Name	Present Principal Occupation or Employment	Principal Business Address
Edward Geiser	Executive Managing Director of Juniper Capital Advisors, L.P.	2727 Allen Parkway Suite 1850 Houston, Texas 77019
Richard Gordon	Senior Advisor to Juniper Capital Advisors, L.P.	2727 Allen Parkway Suite 1850 Houston, Texas 77019
Kevin Cumming	Managing Director of Juniper Capital Advisors, L.P.	2727 Allen Parkway Suite 1850 Houston, Texas 77019

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned individually acknowledges and agrees that the foregoing statement on Schedule 13D is filed on behalf of such person and that subsequent amendments to this statement on Schedule 13D may be filed on behalf of such person without the necessity of filing an additional joint filing agreement.

Dated: January 25, 2021
Juniper Capital II GP, L.P.

By:	/s/ Edward Geiser
Name:	Edward Geiser
Title:	Authorized Person

Juniper Capital III GP, L.P.

By:	/s/ Edward Geiser
Name:	Edward Geiser
Title:	Authorized Person

Juniper Capital Advisors, L.P.

By:	/s/ Edward Geiser
Name:	Edward Geiser
Title:	Executive Managing Director

/s/ Edward Geiser
Edward Geiser